Exhibit 97
QUAKER HOUGHTON COMPENSATION RECOUPMENT POLICY
Adopted September 20, 2023
Policy
The Board of Directors (the “Board”) of Quaker Houghton has adopted this Compensation Recoupment Policy (this “Policy”) pursuant to Rule 10D-1 of the Securities and Exchange Act of 1934, the Securities and Exchange Commission (“SEC”) regulations promulgated thereunder, and applicable New York Stock Exchange (“NYSE”) listing standards. Subject to and in accordance with the terms of this Policy, upon a Recoupment Event, each Senior Executive shall be obligated to return to the Company, reasonably promptly, the amount of Erroneously Awarded Compensation that was received by such Senior Executive during the Lookback Period and shall also be required to reimburse the Company for any and all expenses (including legal fees) reasonably incurred by the Company in recovering such Erroneously Awarded Compensation.
Administration
This Policy will be administered by the Compensation and Human Resources Committee of the Board (“CHRC”). Any determinations made by the CHRC will be final and binding on all affected individuals.
Definitions
“Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that (a) is material to the previously issued financial statements (commonly referred to as a “Big R” restatement) or (b) would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (commonly referred to as a “little r” restatement).
“Erroneously Awarded Compensation” means, with respect to each Senior Executive in connection with an Accounting Restatement, the excess of the amount of Incentive-Based Compensation received by the Senior Executive during the Lookback Period over the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts, computed without regard to any taxes paid. For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement: (a) the amount must be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received; and (b) the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to NYSE.
“Financial Reporting Measures” are any measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures derived wholly or in part from such measures. Stock price and total shareholder return are also Financial Reporting Measures. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the SEC.
“Incentive-Based Compensation” is any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.
“Lookback Period” means the three completed fiscal years immediately preceding the Required Restatement Date and any transition period (that results from a change in the Company’s fiscal year) of less than nine months within or immediately following those three completed fiscal years.
A “Recoupment Event” occurs when the Company is required to prepare an Accounting Restatement.
“Required Restatement Date” means the earlier to occur of: (x) the date the Company’s Board, a committee of the Board, or the officer(s) of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (y) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.
“Section 409A” means Section 409A of the Internal Revenue Code and the regulations and guidance promulgated thereunder.

“Senior Executive” means each of the Company’s current and former executive officers who is or was designated as an “officer” of the Company in accordance with 17 CFR 240.16a1(f), the Company’s other principal corporate officers as elected by the board as well as any other key employees who are designated from time to time by the Chairman, Chief Executive Officer and President. At a minimum, executive officers identified pursuant to 17 CFR 229.401(b) are included.
Amount Subject to Recovery
Incentive-Based Compensation that is subject to potential recovery under this Policy consists of such compensation that is received (i) on or after October 2, 2023, (ii) after the individual began service as a Senior Executive, (iii) if that person served as a Senior Executive at any time during the performance period for such Incentive-Based Compensation, and (iv) while the Company has a class of securities listed on a national securities exchange or national securities association.
For purposes of this Policy, Incentive-Based Compensation is deemed received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.
The amount of Incentive-Based Compensation subject to recovery from a Senior Executive upon a Recoupment Event is the Erroneously Awarded Compensation.
Method of Recovery
Promptly following a Recoupment Event, the CHRC will determine the amount of Erroneously Awarded Compensation for each Senior Executive, and the Company will provide each such Senior Executive with a written notice of the amount of the Erroneously Awarded Compensation and a demand for repayment or return. Upon receipt of such notice, each affected Senior Executive shall promptly repay or return such Erroneously Awarded Compensation to the Company. If such repayment or return is not made within a reasonable time, the Company shall recover Erroneously Awarded Compensation in a reasonable and prompt manner using any lawful method determined by the CHRC, which may include, without limitation:
•requiring reimbursement of cash Erroneously Awarded Compensation previously paid as well as any Erroneously Awarded Compensation that is deferred and not yet payable, including any interest or earnings accrued;
•seeking recovery of any shares of Company stock that are Erroneously Awarded Compensation;
•seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;
•offsetting the recouped amount from any compensation the Company otherwise owes to the Senior Executive;
•cancelling outstanding vested or unvested equity awards;
•forfeiting any unpaid, vested or unvested, Incentive-Based Compensation; and
•taking any other remedial and recovery action permitted by law; provided that recovery of an Erroneously Awarded Compensation must be made in compliance with Section 409A.
Limited Exceptions
Erroneously Awarded Compensation will be recovered in accordance with this Policy unless the Board determines that recovery would be impracticable and one of the following conditions is met:
•the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered, provided the Company has first made a reasonable effort to recover the Erroneously Awarded Compensation; or
•the recovery would likely cause a U.S. tax-qualified retirement plan to fail to meet the requirements of Internal Revenue Code Sections 401(a)(13) and 411(a) and the regulations thereunder.
Reliance on any of the above exemptions will further comply with applicable listing standards, including without limitation, documenting the reason for the impracticability and providing required documentation to NYSE.

Recoupment in the Event of Fraud or Willful Misconduct
In addition to the mandatory recovery of Erroneously Awarded Compensation in accordance with this Policy without regard to fault, if the Board determines that a Senior Executive has engaged in fraud or willful misconduct that caused or otherwise contributed to the need for an Accounting Restatement, the CHRC will review all performance-based compensation awarded to or earned by that Senior Executive. To the extent such recoupment is permitted by applicable law, the CHRC shall have discretion to seek to recoup any portion of the performance-based compensation earned by that Senior Executive (which would include annual cash incentive/bonus awards and all forms of equity-based compensation), regardless of whether that compensation was granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure, as it deems appropriate after review of the relevant facts and circumstances. In these circumstances, the CHRC shall have broad discretion to determine whether to seek recoupment of such performance-based compensation other than Erroneously Awarded Compensation, the amount subject to recoupment, the method and means of recoupment and any other related matters based on all relevant facts and circumstances.
No Insurance or Indemnification
Each Senior Executive shall be required to acknowledge that the Company will not indemnify any Senior Executive against the loss of any Erroneously Awarded Compensation (or related expenses incurred by the Senior Executive) pursuant to a recovery under this Policy or against any claims relating to the Company’s enforcement of this Policy, nor will it pay or reimburse a Senior Executive for any insurance premiums on any insurance policy obtained by the Senior Executive to protect against any of the foregoing.
Interpretation
The CHRC is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. This Policy shall be applied and interpreted in a manner that is consistent with the requirements of Rule 10D-1 and any applicable regulations, rules or standards adopted by the SEC or any national securities exchange or national securities association on which the Company’s securities are listed. In the event that this Policy does not meet the requirements of Rule 10D-1, the SEC regulations promulgated thereunder, or national securities exchange or national securities association listing requirements that are applicable to the Company, this Policy shall be deemed to be amended to meet such requirements.
Reporting
The Company will file all disclosures with respect to this Policy in accordance with the requirements of the federal securities laws, including the disclosure required by the applicable SEC filings.
Amendment; Termination
The Board or CHRC may amend this Policy in its discretion and shall amend this Policy as it deems necessary to comply with the regulations adopted by the SEC under Rule 10D-1 and the rules of any national securities exchange or national securities association on which the Company’s securities are listed. The Board or CHRC may terminate this Policy at any time. Notwithstanding anything herein to the contrary, no amendment or termination of this Policy shall be effective if that amendment or termination would cause the Company to violate any federal securities laws, SEC rule or the rules of any national securities exchange or national securities association on which the Company’s securities are listed.
Other Remedies and Recoupment Rights
Any recoupment under this Policy shall be in addition to any other remedies that may be available to the Company under applicable law, including disciplinary actions up to and including termination of employment.
The Board and CHRC intend that this Policy will be applied to the fullest extent permitted under applicable law. Any Incentive-Based Compensation provided for in an employment agreement, incentive compensation plan, policy or agreement, equity award, or other compensatory plan or agreement shall, as a condition to the grant of any benefit thereunder, be subject to the terms of this Policy whether or not specifically provided therein. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any other provisions or policy in any employment agreement, incentive compensation plan, policy or agreement, equity award, or other compensatory plan or agreement and any other legal remedies available to the Company. This Policy is in addition to any other clawback or compensation recovery, recoupment or forfeiture policy that may be adopted by the Company from time to time, including without limitation, the Company’s right to recoup any bonus or other compensation subject to Section 304 of the Sarbanes-Oxley Act of 2022.
Nothing contained in this Policy will limit the Company’s ability to seek recoupment, in appropriate circumstances (including circumstances beyond the scope of this Policy) and as permitted by applicable law, of any amounts from any employee, regardless of whether the employee is a Senior Executive.
Successors
This Policy shall be binding and enforceable against all Senior Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.
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